Marlin Midstream Partners, LP

2105 CityWest Boulevard, Suite 100

Houston, Texas 77042

July 22, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mara L. Ransom, Assistant Director

Division of Corporation Finance

Re:	Marlin Midstream Partners, LP

Registration Statement on Form S-1

File No. 333-189645

Dear Ms. Ransom:

On behalf of Marlin Midstream Partners, LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m., Washington, D.C. time, on July 25, 2013, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MARLIN MIDSTREAM PARTNERS, LP
By:	Marlin Midstream GP, LLC,
its General Partner

By:	/s/ Terry D. Jones

Terry D. Jones Executive Vice President and General Counsel

cc:	Lilyanna L. Peyser, Securities and Exchange Commission

William Thompson, Securities and Exchange Commission

Brett E. Braden, Latham & Watkins LLP

David C. Buck, Andrews Kurth LLP

Stephanie C. Beauvais, Andrews Kurth LLP